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United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Sonia Bednarowski
Dietrich King
Bonnie Baynes
Lisa Vanjoske

Re:	Revolution Medicines, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted on January 10, 2020
CIK No. 0001628171

Ladies and Gentlemen:

On behalf of our client, Revolution Medicines, Inc. (the “Company”), we are hereby filing a Registration Statement on Form S-1 (the “Registration Statement”). The Company previously submitted a Draft Registration Statement No. 3 on Form S-1 on January 10, 2020 (the “Draft Submission”) to the U.S. Securities and Exchange Commission (the “Commission”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act. The Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on January 15, 2020 from the Staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes ten copies of the Registration Statement, including five copies which have been marked to show changes from the Draft Submission, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

January 17, 2020

Registration Statement on Form S-1 filed January 17, 2020

Prospectus Summary

Our product candidates, page 3

1.

We note your disclosure on page 4 that you have entered into an agreement with Amgen to evaluate the combination of RMC-4630 and Amgen’s KRASG12C (OFF) inhibitor AMG 510 in a Phase 1b trial that will be conducted by Amgen. Please describe the material terms of this agreement and file it as an exhibit to your registration statement.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it does not believe that the agreement the Company entered into with Amgen to evaluate the combination of RMC-4630 and Amgen’s KRASG12C (OFF) inhibitor AMG 510 in a Phase 1b trial (the “Amgen Agreement”) is a material contract under Item 601(b)(10) of Regulation S-K. Item 601(b)(10)(ii) of Regulation S-K states that “[I]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance.”

Contracts Not Made Outside the Ordinary Course of Business

The Company advises the Staff that the Amgen Agreement was not entered into outside the ordinary course of business. As described in the Registration Statement, the Company is a clinical-stage biopharmaceutical company. The Company expects the research and development of its product candidates will require various studies and trials, some alone and some in combination with other products. As such, the Company regularly enters into various forms of agreements to test and develop its product candidates. For this reason, the Company respectfully submits that the Amgen Agreement was not entered into outside the ordinary course of its business.

The Company’s Business is Not Substantially Dependent on the Amgen Agreement

Subsection (B) of Item 601(b)(10)(ii) states that a contract entered into in the ordinary course of business would be a “material contract” if such contract is a “contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”

The Company respectfully advises the Staff that the Company’s business is not substantially dependent on the Amgen Agreement. In particular, the Amgen Agreement is limited in scope to matters relating to the performance by Amgen of the Phase 1b

January 17, 2020

trial to evaluate the combination of RMC-4630 and Amgen’s KRASG12C (OFF) inhibitor AMG 510 and the Amgen Agreement does not address economic rights relating to development or potential commercialization. In addition, the Company has another ongoing clinical trial and other planned clinical trials that are not in partnership with Amgen. As such, the Company is not substantially dependent on the Amgen Agreement. The Company respectfully submits that the Company and its business are not substantially dependent on the Amgen Agreement and that filing the Amgen Agreement as a material contract would not enable investors to form a more informed view of the Company’s business as a whole.

Management’s discussion and analysis of financial condition and results of operations

Comparison of the Results of Operations for the nine months ended September 30, 2018 and 2019, page 95

2.

We note your 287%, 95% and 48% increases in collaboration revenue, research and development expense, and general and administrative expense during the nine months ended September 30, 2019 compared to the same period in 2018. Please expand each of these disclosures to explain whether you believe any of these increases represent a trend to continue in future periods. See Item 303(b) of Regulation S-K, including Instruction 3 thereto.

Response: In response to the Staff’s comment, the Company has revised page 96 of the Registration Statement.

ManagementCompensation committee interlocks and insider participation, page 178

3.	Please update to include disclosure regarding the last completed fiscal year.

Response: In response to the Staff’s comment, the Company has revised page 178 of the Registration Statement.

Exhibits and financial statement schedules, page II-3

4.	Please file as exhibits to your registration statement the forms of the new employment agreements you intend to enter into with your named executive officers in connection with this offering.

Response: In response to the Staff’s comment, the Company has filed as exhibits 10.9, 10.10 and 10.11 the employment agreements entered into with the Company’s named executive officers in connection with this offering.

* * *

January 17, 2020

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3043 or by email to Mark.Roeder@lw.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Mark V. Roeder

Mark V. Roeder
of LATHAM & WATKINS LLP

cc:	Mark A. Goldsmith, M.D., Ph.D., Revolution Medicines, Inc.

Margaret Horn, Revolution Medicines, Inc.

John C. Williams, Latham & Watkins LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP

Beth LeBow, Davis Polk & Wardwell LLP